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                               December 4, 2000

Division of Corporate Finance                           VIA EDGAR AND FACSIMILE
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Naviant, Inc.
               Registration Statement on Form S-1
               File No. 333-32126

Ladies and Gentlemen:

          Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Naviant, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-32126, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 10, 2000.

          The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the shares of the Registrant's Common Stock, and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since May 1, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

          If you have any questions regarding this matter, please do not hesitate to contact the undersigned at (610) 355-7040 or Kevin J. Lavin, Esq. of Brobeck, Phleger & Harrison LLP at 202-220-5242.

                                    Very truly yours,

                                    NAVIANT, INC.

                                        By: /s/ Charles W. Stryker
                                            ----------------------
                                            Charles W. Stryker
                                            Chairman and Chief Executive Officer
cc:  Robert L.R. Munden, Esq.
     Kevin J. Lavin, Esq.
     Julia K. Cowles, Esq.